November 14, 2011

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Sanchez Energy Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed	October 6, 2011
File	No. 333-176613

Dear Mr. Schwall:

Set forth below are the responses of Sanchez Energy Corporation, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2011, with respect to Amendment No. 1 to the Company’s Form S-1 filed with the Commission on October 6, 2011, File No. 333-176613 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have also hand delivered six copies of this letter, Amendment No. 2, and Amendment No. 2 marked to show all changes made since Amendment No. 1 to the Registration Statement.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

General

1.	All references to prior comments are to the numbered comments from our letter to you dated September 29, 2011. We remind you to please comply with all portions of prior comments 1 through 6, 12, and 18.

Response: We acknowledge the Staff’s comment and have made every attempt to comply with the Staff’s request. In particular, we note that we are filing with Amendment No. 2 exhibits 1.1, 2.1, 2.2, 3.1, 3.2, 5.1, 10.1, 10.2, 10.3, 10.4, 10.5 and 21.1.

H. Roger Schwall

November 14, 2011

We note that with respect to Exhibit 5.1, we will file an executed form of opinion of counsel with respect to the legality of the securities being registered on a subsequent amendment to the Registration Statement. We also note that we do not anticipate including any artwork or graphics in the prospectus and that the New York Stock Exchange has approved the Company to submit an Original Listing Application, which the Company anticipates doing in the next two weeks. Finally, we note that we have updated our Use of Proceeds disclosure on page 47 and will update it further when we include a price range in the Registration Statement.

In addition, we have submitted a confidential treatment request (the “Confidential Treatment Request”) pursuant to Rule 461 under the Securities Act of 1933, as amended, with respect to certain terms contained in Exhibits 2.2, 10.2 and 21.1 and have filed redacted versions of these exhibits. We have enclosed unredacted versions of these exhibits with our Confidential Treatment Request.

Prospectus Summary, page 1

2.	We note your statement, “We use the term ‘black oil’ to describe a quality of oil with an API gravity of 40° or less and with a gas-to-oil ratio of 500 mcf per barrel or less. We use the term ‘volatile oil’ to describe a quality of oil with an API gravity greater than 40° and with a gas-to-oil ratio of greater than 500 mcf per barrel.” Please amend your document to present the correct gas-oil ratio criterion as 500 cubic feet per barrel.

Response: We have revised the Registration Statement accordingly. Please see pages 1, 54 and 68.

Prospectus Summary, page 2

3.	We note your table that includes “Identified Drilling Locations” here and page 63. Tell us whether you have attributed any proved undeveloped, probable undeveloped or possible undeveloped reserves to any of those locations and, if so, the number of such locations. Tell us also your plans to drill those locations. In this regard, we direct you to Item 1206(d) of Regulation S-K, which indicates that an issuer should not disclose wells that it “plans to drill, but has not commenced drilling unless there are factors that make such information material.”

Response: Our June 30, 2011 Reserve Report previously filed with the Commission detailed 20 (gross) proved undeveloped locations, 84 (gross) probable undeveloped locations and 75 (gross) possible undeveloped locations across our Palmetto and Maverick areas. Our planned drilling program for the period beginning January 2012 through December 2013 in those two areas will target 57 (gross) of those identified locations. The remaining planned 18 (gross) wells over that same time period are in our Marquis area where do not have any proved, probable or possible reserves. We have also clarified our disclosure to indicate that our total identified drilling locations are calculated using approximately 120 acre spacing in our Eagle Ford Shale areas and approximately 80 acre spacing in our Haynesville Shale area. Please see pages 3, 69 and 72.

H. Roger Schwall

November 14, 2011

As a primary purpose of this offering is to provide the material drilling capital for us to apply to our significant undeveloped leasehold position, we have detailed our identified drilling locations throughout the Registration Statement. Item 1206(d) of Regulation S-K directs registrants to not include wells that are planned (not yet drilled or in the process of being drilled), unless there are factors that make such information material. We believe the identification of the wells we plan to drill through the investing of the capital raised in this offering is material forward looking information to our investors. We believe that an important consideration for our investors will be the conversion of our undeveloped mineral acreage into proved producing reserves and we believe that the identification of our drilling locations is important in this regard.

4.	Your drilling schedule presents capital expenditures of $70 million for 21 gross wells from July, 2011 to December, 2012. The PUD cash flow summary (Table 4) in your June 30, 2011 third party reserve report presents capital expenditures of $33 million for the same time frame with well counts of two and six wells for the years ending December, 2011 and December, 2012, respectively. Eight individual PUD cash flows—Tables 46-49 and 51-54—present first production in 2012. Please explain the differences to us and amend your documents as needed.

Response: We have updated our filing as a result of the passage of time since the initial filing of the Registration Statement to include our planned capital spending program for the period January 2012 through December 2013. We acknowledge that an accrual based capital forecast will not tie directly with the engineering economics program, Aries, used by both Ryder Scott and us. The Aries software uses an average of 30.5 days per month versus actual calendar days and further forecasts cash flows on a “well producing month” average which will result in differences in forecasts as compared to both accounting accrual estimates and actual report results. Total proved undeveloped cash flow summary (Table 4) shows six wells in year 2012, but it actually includes the eight Palmetto field wells (Tables 46-49 and 51-54). The reason for the difference is that some of the wells start in the second, third and fourth quarter of 2012 and the Aries program uses well count on the basis of the number of producing well months in the year divided by 12 for showing the well count in the summary tables. The majority of the difference, however, is attributable to the fact that the June 30, 2011 Reserve Report only forecasts the drilling of certain of the proved undeveloped locations for the period January 2012 through December 2013 whereas our drilling schedule plans for the drilling of additional wells, not classified as proved undeveloped, in that reserve report.

Eagle Ford Shale, page 3

5.	We note your statement, “Based on publicly available information, we believe that average drilling and completion costs in the trend have ranged between $5.5 million and $8.1 million per well with estimated ultimate recoveries, or EURs, ranging from 225,000 to 850,000 boe per well, and initial 30-day average production has ranged between 200 to 2,000 boe/d per well.” With reasonable detail, please provide us with technical information to support the figures for well costs, EUR and production rate. Cite the sources of such information.

H. Roger Schwall

November 14, 2011

Response: We are supplementally providing to the Staff under separate cover the requested support for the well costs, EUR and production rates.

6.	Please amend your document to disclose the figures for oil separately from those for natural gas in the statements such as, “...EURs, ranging from 225,000 to 850,000 boe per well...” and “...production has ranged between 200 to 2,000 boe/d per well.” This comment applies also to similar statements on page 66 under “Our Properties” and elsewhere where the significant differences between oil and natural gas prices could cause confusion, e.g., pages 6-7 and 67-68.

Response: We have revised our disclosure to the extent possible. Please see pages 3 and 73. We note that publically available data often does not break out the details showing the relative percentages of oil and natural gas in the estimates. We have also changed our disclosures with respect to the wells we have drilled and for which we have production history to include both the oil and natural gas production volumes through the dates reported. Please see pages 7 and 73.

Heath, Three Forks and Bakken Shales, page 4

7.	We note your statement, “To the east of our acreage, EOG Resources, Inc., Cabot Oil & Gas Corporation, Endeavour International Corporation, Cirque Resources LP and Central Montana Resources LLC have indicated their intention to drill exploratory wells in this area.” Please amend your document to disclose the approximate distance between your Montana shale acreage and that of the other closest operator(s) mentioned.

Response:

We have revised the Registration Statement to remove this disclosure. Please see pages 4 and 74.

Our Competitive Strengths, page 5

8.	In your response to prior comment 8, you indicate in part that “we believe that this history and these relationships give us a competitive advantage over companies that are new entrants to our area of operations.” Revise your disclosure at page 6 to clarify whether the “more efficient” development of your assets and faster growth of your acreage positions are only when considered in comparison to the new entrant competitors. If you also are referring to established competitors at page 6, then please provide further supplemental support for this position. Please also discuss in greater depth the nature of your competition and your principal competitors in the Business and Properties section which begins on page 62. See generally Item 101(c)(1)(10) of Regulation S-K.

H. Roger Schwall

November 14, 2011

Response:

We have revised the Registration Statement to remove this disclosure. Please see pages 6 and 71.

Our Principal Business Relationships, page 7

9.	In the next amendment, please quantify throughout the document the percentage SEP I will own, and revise to further clarify whether the 50% threshold mentioned in the new disclosure at pages 96-97 will be surpassed.

Response:

We acknowledge the Staff’s comment. We will include the percentage ownership of SEP I in the Company following the completion of the Company’s initial public offering in a subsequent amendment to the Registration Statement as SEP I’s percentage ownership in the Company is dependent on the valuation of the Company, which has not yet been definitively determined and will be determined in conjunction with the determination of the size of the offering and the price range. However, we currently expect that SEP I will own approximately 70% of the Company following the completion of the Company’s initial public offering and, in any event, will own in excess of the 50% threshold. We have added disclosure to the Registration Statement clarifying that this threshold will be met following the completion of the initial public offering. Please see page 8.

Risk Factors, page 17

Developing and producing oil and natural gas are costly and high-risk activities …, page 18

10.	We note your references to “sour gas.” Please tell us the range of sulfur content for your proved reserves and the provisions, if any, you have made to “sweeten” your production.

Response: We do not have any material gas production with quantities of hydrogen sulfide that require any special treatment, such as from an Amine unit or special handling. There is sour gas produced in the vicinity of some of our leasehold and special treatment or handling issues could be a future factor for us, although they are not currently, which led us to include the statement referenced in our risk factors.

Certain of our undeveloped leasehold acreage is subject to leases …, page 22

11.	You state that approximately 29,000 of 39,000 net acres in the Eagle Ford play will expire over the next three years. Please amend your document to disclose the PUD reserves, if any, you have attributed to this expiring acreage as of June 30, 2011.

Response: We have no PUD reserves on acreage expiring in the next three years. All but one of the PUD locations in the June 30, 2011 Ryder Scott Reserve Report are in the Palmetto area where all of the acreage associated with those PUD locations is held by

H. Roger Schwall

November 14, 2011

production. We note that, of the approximately 18,800 gross acres in the Palmetto area, approximately 14,000 gross acres are one lease from a large ranch owner that is held by production. The remaining PUD location, in the Maverick area, was placed in production after June 30, 2011.

Business and Properties, page 62

Eagle Ford Shale, page 65

12.	We note your statement, “The Eagle Ford Shale is a geological formation located in South Texas that lies directly beneath the Austin Chalk formation and above the Buda Limestone formation. It is considered to be the ‘source rock,’ or the original source of hydrocarbons that are contained in the Austin Chalk and Buda Limestone formations.” Please amend your document to remove the implication that the Eagle Ford shale is the source for Buda Limestone hydrocarbons as this would require downward migration of the hydrocarbons.

Response:

We have revised the Registration Statement accordingly. Please see page 72.

Internal Controls, page 68

13.	Here you state that your reserves are estimated by SOG’s staff whereas, on pages 71 and F-16, you state that your year-end 2009 and 2010 reserve estimates were based on estimates done by independent engineers, Ryder Scott. Please amend your document to eliminate this inconsistency.

Response:

We have revised the Registration Statement accordingly. Please see page 75.

Estimated Probable and Possible Reserves, page 70

14.	We note that you report combined estimates of probable, possible and proved reserves and combined PV-10, a non-GAAP financial measure as at December 31, 2010 and June 30, 2011. Please revise your disclosure to present your estimates for each of these reserves categories separately and without summation to comply with the guidance in Question 105.01 of the Compliance and Disclosure Interpretations of the new Oil and Gas Rules. You may find this guidance at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:

We have revised the Registration Statement accordingly. Please see page 79.

H. Roger Schwall

November 14, 2011

15.	We note that you row for the Standardized Measure. Provide a cross-reference to the Unaudited Supplementary Information on page F-16.

Response:

We have revised the Registration Statement accordingly. Please see page 77.

Development of Proved Undeveloped Reserves, page 71

16.	Please amend your document to fulfill the requirements of Item 1203 of Regulation S-K. Include material changes to PUD reserves due to revisions, acquisition/divestiture, improved recovery and discovery/extension as well as conversion to developed status. Address the fact that you drilled 10 gross (4 net) wells in 2010 with a change in PUD reserves from zero to 2.5 MMBOE.

Response: We refer the Staff to Oil and Natural Gas Properties to be Transferred to Sanchez Energy Corporation Unaudited Supplemental Information on pages F-17 through F-20 where we disclose the changes in our Proved Reserves. We have expanded our discussion of the Development of Proved Undeveloped Reserves to reflect the fact that, as a result of the commencement of drilling activities in our Palmetto area in 2010, the amount of proved undeveloped reserves increased substantially. Please see pages 77 and F-19.

Estimated Probable and Possible Reserves, page 72

17.	We note the presentation of PV-10 for unproved reserves. Please amend your document to disclose the fact that the PV-10 for probable and possible reserves is not equivalent to and should not be given the same weight as PV-10 calculated for proved reserves.

Response:

We have revised the Registration Statement accordingly. Please see page 79.

Financial Statements

18.	We understand that you will be completing various pro forma disclosures at a later date prior to the effective date of your registration statement to comply with SAB Topic 1:B. We will review those disclosures once they have been made. In addition, please expand your supplemental oil and natural gas disclosures on page F-19 to include a pro forma standardized measure of future discounted net cash flows relating to proved oil and natural gas reserves reflecting future taxes as would be computed in accordance with FASB ASC 932-235-50-31(c). Please modify related disclosures elsewhere such as the non-GAAP PV-10 metrics on page 72 to clarify.

Response: We have revised the Registration Statement accordingly. Please see pages 77 and F-20.

H. Roger Schwall

November 14, 2011

Notes to Financial Statements, page F-7

Net proved and proved developed reserve quantities summary, page F-18

19.	FASB ASC paragraph 932-235-50-5 requires explanation of significant changes to proved reserves during the year. Please amend your document to explain the sources of change during 2010 to your proved reserves due to extensions and discoveries.

Response: We have revised the Registration Statement accordingly. Please see pages 77 and F-19 .

Note 2—Business and Summary of Significant Accounting Policies

Oil and Gas Properties, page F-8

20.	We understand from your response to prior comment 21 that you believe the relationship between capitalized costs and proved reserves would be significantly altered if you did not recognize gain on the sale of your unproved properties because you would otherwise record proceeds in excess of cost against the costs of proved properties subject to amortization. Given that you sold unproved properties we would ordinarily expect proceeds to be recorded against the costs of unproved properties retained rather than the costs of proved properties with which there was no relationship. Therefore, it does not appear that your methodology or computations accurately address the requirements of Rule 4-10(c)(6)(i) of Regulation S-X.

However, if the costs of properties sold had previously been subject to amortization because you had either evaluated them and found no reserves or otherwise concluded that such costs were impaired, any computation of gain would need to be based on cost apportioned in accordance with this guidance. In this instance, you would need to show how the details on page F-17 correlate with your answer; and since there are no reserves associated with your conveyance, cost would need to be assigned to the property sold based on the relative fair values of properties whose cost is also subject to amortization within the cost center. We suggest that you contact us by telephone if you require further clarification of guidance in preparing your response.

Response: We respectfully refer the Staff to our response to prior comment 21, which we believe is still appropriate. In addition, we note that prior comment 21 notes that “[g]iven that you sold unproved properties we would ordinarily expect proceeds to be recorded against the costs of unproved properties retained rather than the costs of proved properties with which there is no relationship.”

H. Roger Schwall

November 14, 2011

While we agree the unproved properties sold are not related to the costs of proved properties, we also believe they are not related to the unproved properties retained. In addition, since the unproved properties retained have not yet lost their identity within the full cost pool by virtue of the need to individually assess them for impairment (on a project by project basis) under Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X, we believe that it would be inappropriate to record the excess proceeds as an overall credit against the aggregate carrying amount of the unproved properties. Rather, Rule 4-10(c)(6)(i) of Regulation S-X explicitly requires that we apply the excess proceeds against the proved property costs when assessing significance of the sale. We provided the results of that test in our previous response, which indicated that such a method would have reduced the proved property cost pool by $(2,686,069), with the prospective amortization for the full cost pool reduced by 100% to zero. To attempt to allocate such excess proceeds against the unproved projects retained seems to us to be arbitrary and subjective in nature and contrary to the approach specified by Regulation S-X. Furthermore, to do so would inhibit our ability to properly perform impairment evaluations on an individual project basis going forward.

By way of background, at the time of the sale, our Palmetto acreage was 100% unproved, undeveloped leasehold. Consequently, we treated it, as we do all of our unproved projects, as a distinct and separate acreage from our other unproved acreage. We sold a 50% interest in the acreage to a third party and in the subsequent year began the development of the remainder. We were able to sell the 50% interest at a substantially higher value than our 100% cost of acquisition in the project area and treated those “excess” proceeds, after recouping 100% of our investment, as a gain. We believe that the application of the “excess” proceeds from that project to other, unrelated, unproved costs in different projects would result in inaccurate subsequent accounting for those projects. Such accounting would certainly be inconsistent with the distinct cost/payout records we keep for all of our many project areas which we use as a guide to future investment decisions.

Consequently, we believe the most accurate depiction of the true financial results for our investors both at the time that the transaction took place, considering that we were a private limited partnership at such time, as well as the potential investors considering an investment in the Company in connection with its initial public offering, was the economic reality of the transaction –a sale of unproved properties in excess of their cost with a resulting gain. This conceptual analysis is consistent with the applicable accounting literature on these matters and the explicit requirements of Rule 4-10(c)(6)(i) of Regulation S-X.

We appreciate the Staff’s willingness to discuss this matter with us by telephone and look forward to doing so in the near future. As we wanted to respond to the Staff’s comments as quickly as possible and we were informed that the appropriate members of the Staff were not presently available to discuss this matter with us, we thought it best to attempt to schedule a telephone call with you as soon as possible after filing Amendment No. 2 and will contact you shortly to do so.

H. Roger Schwall

November 14, 2011

21.	We note you have not complied with prior comment 22 in which we asked you to include disclosure about the status of your unproved properties to comply with Rule 4-10(c)(7)(ii) of Regulation S-X. We understand that you added disclosure to the supplemental oil and natural gas information beginning on page F-16, indicating that you expect to evaluate all unconventional properties within three years. The information that is required under this guidance should be placed in the notes to your financial statements and subject to audit. Please ensure that your disclosure includes (i) a description of the current status of significant unevaluated properties, (ii) the anticipated timing of including the property costs in your amortization computation, and (iii) a table showing by category of cost when such costs were incurred.

Response: We have revised the Registration Statement accordingly. Please see page F-9.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 2; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please call Michael G. Long, our Senior Vice President and Chief Financial Officer, at (713) 783-8000 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,

Sanchez Energy Corporation

By:	/S/ ANTONIO S. SANCHEZ, III
Antonio R. Sanchez, III
President, Chief Executive Officer and Chairman of the Board of Directors

cc:	Michael G. Long, Sanchez Energy Corporation

David P. Elder, Akin Gump Strauss Hauer & Feld LLP

Robert G. Reedy, Porter Hedges LLP

Rocky Horvath, BDO USA, LLP